April 30, 2010

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Global Power Equipment Group Inc. (the "Company") (File No. 001-16501)

Exchange Act Registration Statement on Form 10

Ladies and gentlemen,

Attached please find the Exchange Act Registration Statement on Form 10 filed by Global Power Equipment Group Inc. (the “Company”). The Company hopes that the Form 10 will be declared effective by early June 2010, so that the Company may effect its proposed reverse stock split and listing on the NASDAQ Global Marker prior to June 30, 2010.

If you have any questions or comments regarding this filing, please call me at (216) 566-5527.

Respectfully,

/s/ Derek D. Bork
Derek D. Bork